FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statements of Net Assets Available for Plan Benefits
            December 31, 1997 and 1996                                      3
\bullet\  Statements of Changes in Net Assets Available for Plan Benefits
            for the years ended December 31, 1997 and 1996                  4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    17
\bullet\  Independent Auditors' Consent                                    18
\bullet\  Item 27A - Schedule of Assets Held for Investment Purposes
            December 31, 1997                                              19
\bullet\  Item 27d - Schedule of Reportable Transactions
            December 31, 1997                                              20


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            RYDER SYSTEM, INC.
                                            EMPLOYEE SAVINGS PLAN A

Date: June 29, 1998                         By: /s/ THOMAS E. MCKINNON
                                               --------------------------------
                                            Thomas E. McKinnon
                                            Chairman - Retirement Committee
                                            Executive Vice President - Human
                                              Resources and Corporate Services

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan A as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

Miami, Florida
June 26, 1998

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                  1997                     1996
                                                             -------------             -----------
Assets
Investments:
  Short-term money market instruments                        $   4,801,205               6,301,997
  Investment contracts, at contract value                       37,736,421              39,399,528
  Pooled investment funds
    (cost: 1997 - $53,174,980; 1996 - $43,975,975)              64,110,059              56,346,062
  Ryder System, Inc. Common Stock
    (cost: 1997 - $11,682,070; 1996 - $12,589,352)              12,480,570              12,315,811
  Participant loans receivable                                   9,969,129               9,520,303
                                                             -------------             -----------
      Total investments                                        129,097,384             123,883,701
Dividends and interest receivable                                        -                 285,781
Contributions receivable and other                                 131,922                 625,225
                                                             -------------             -----------
      Total assets                                             129,229,306             124,794,707

Other liabilities                                                   12,158                 205,345
                                                             -------------             -----------
Net assets available for plan benefits                       $ 129,217,148             124,589,362
                                                             =============             ===========

                 See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                              1997                  1996
                                                         -------------           -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in value of investments             $  11,405,620             4,737,241
    Dividends                                                3,815,408             4,263,592
    Interest                                                 3,338,167             3,345,116
                                                         -------------           -----------
        Net investment income                               18,559,195            12,345,949
                                                         -------------           -----------
Contributions:
  Employer                                                   2,365,977             3,403,864
  Employee                                                   8,157,097            11,709,881
                                                         -------------           -----------
        Total contributions                                 10,523,074            15,113,745
                                                         -------------           -----------
Plan merger                                                          -             1,037,975
                                                         -------------           -----------
        Total additions                                     29,082,269            28,497,669
                                                         -------------           -----------
Deductions from net assets attributed to:
  Distributions to plan participants and other              17,826,782             7,439,504
  Transfers to other plans                                   6,390,776             3,821,235
  Administrative expenses                                      236,925               209,245
                                                         -------------           -----------
        Total deductions                                    24,454,483            11,469,984
                                                         -------------           -----------
        Net increase                                         4,627,786            17,027,685

Net assets available for plan benefits:
  Beginning of year                                        124,589,362           107,561,677
                                                         -------------           -----------
  End of year                                            $ 129,217,148           124,589,362
                                                         =============           ===========

                 See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the Ryder System, Inc. Employee Savings Plan A (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee. Prior to July 1, 1997, State Street Bank & Trust Company was the Plan's trustee.

     ELIGIBILITY. Participation in the Plan is voluntary. However, to participate in the Plan, an employee of Ryder System, Inc. (the "Company") must meet certain eligibility requirements related to employment date, age and service hours. In general, non-salaried employees of the Company and participating affiliates are eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

     CONTRIBUTIONS. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,500 ($10,000 as of January 1,
     1998), or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. The Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 3% of the employee's compensation for any plan year. Effective January 1, 1998, the Company match was increased to 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year or (2) 50% of the first 4% (6% if the Company meets its EVA goal) of the employee's compensation for any plan year. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan.

     PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated on a daily basis. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING. Participants are immediately vested in their contributions plus earnings thereon. Participants vest 25% per year in the Company contributions and the earnings attributable to such contributions. At retirement age, a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

     INVESTMENT OPTIONS. Participants may elect to contribute to, or transfer among, any of thirteen investment options. Participants may transfer among funds on a daily basis. Note 4 provides a description of each investment option and a summary of net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1997 and 1996.

     PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

     DISTRIBUTIONS. On termination of service, if a participant's account balance is greater than $3,500 ($5,000 as of January 1, 1998), a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 ($5,000 as of January 1, 1998) receive automatic distributions. As of December 31, 1997 and 1996, amounts allocated to accounts of terminated persons who have not yet been paid totaled $242,269 and $137,583, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan's recordkeeper approves the request, based on the direction of the Plan Administrator, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting. Certain 1996 financial statement amounts have been reclassified to conform with the current year presentation.

     USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     INVESTMENTS. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank investment contracts are stated at contract value (which approximates fair market value), which represents contributions made under the contracts plus interest at the contract rate, less funds used for withdrawals. Pooled investments funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Company common stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation(depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation(depreciation) on those investments. Dividends on Company common stock are recorded on the record date. Interest income is recorded on the accrual basis.

     PAYMENT OF BENEFITS.  Benefits are recognized when paid.

3.   INVESTMENTS

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1997 and 1996:

                                                                 1997                      1996
                                                                 ----                      ----
     Ryder System, Inc. Common Stock Fund                   $ 12,480,570              $ 12,315,811
     Fidelity U.S. Equity-Income Fund                         16,117,961                       -
     Putnam Voyager Fund(A)                                   29,345,351                28,154,846
     Fidelity Contrafund                                      10,664,928                       -
     Lord Abbett Affiliated Fund                                     -                  12,723,900
     Mutual Series Fund, Inc., Qualified Income Fund                 -                   8,917,835

4.   PLAN INVESTMENT FUNDS

     Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

     Investment Fund B ("Fund B") - Fund B may be invested in short-term money market instruments and contracts with insurance companies, banks and other financial institutions. Effective July 1, 1997, holdings in the short-term interest income fund managed by State Street Bank were transferred to the Fidelity Short-Term Interest Fund. Fund B continues to maintain investments in fully benefit-responsive investment contracts (yields ranging from 4.9% to 8.0% during 1997 and 4.7% to 9.1% during 1996) with various insurance companies, banks and financial institutions.

     Investment Fund C ("Fund C") - Fund C may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund had been invested solely in shares of the Lord Abbett Affiliated Fund. Effective July 1, 1997, holdings in the Lord Abbett Affiliated Fund were liquidated and reinvested in the Fidelity U.S. Equity-Income Fund.

     Investment Fund D ("Fund D") - Fund D may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund(A).

     Investment Fund E ("Fund E") - Fund E may be invested in securities issued by U.S. based companies that are selling below book value. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund had been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Contrafund.

     Investment Fund F ("Fund F") - Fund F may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Previously, monies in this fund were invested in the Templeton Foreign Fund. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Diversified International Fund.

     Investment Fund G ("Fund G") - Fund G invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Fund G is intended to provide maximum total return over the long term. Previously, monies in this fund were invested in the Life Solutions Growth Fund managed by State Street Bank. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Asset Manager Growth Fund.

     Investment Fund H ("Fund H") - Fund H invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Fund H is intended to provide high total return with reduced risk over the long term. Previously, monies in this fund were invested in the Life Solutions Balanced Growth Fund managed by State Street Bank. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Asset Manager Fund.

     Investment Fund I ("Fund I") - Fund I invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Fund I is intended to provide a high current income, but also considers the potential for long-term growth. Previously, monies were invested in the Life Solutions Income & Growth Fund managed by State Street. Effective July 1, 1997, monies in this fund were liquidated and reinvested in the Fidelity Asset Manager Income Fund.

     Investment Fund J ("Fund J") - Fund J, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund purchases investment-grade securities with maturities of at least one year including U.S.Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

     Investment Fund K ("Fund K") - Fund K, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to match the total return of the Standard & Poor's 500 Index. The fund invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

     Investment Fund L ("Fund L") - Fund L, the Fidelity Emerging Growth Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is long term capital growth. The fund invests mainly in stocks of small and medium-sized companies in the developing stages of their life cycle that the fund's manager believes have the potential for accelerated earnings or revenue growth. Such stocks may be subject to abrupt or erratic changes. This fund carries a redemption fee, which is charged to discourage short-term buying and selling of fund shares. Currently the redemption fee is 0.75% of the value of the shares sold.

     Investment Fund M ("Fund M") - Fund M, the Fidelity Growth Company Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is long term capital growth. The fund invests in common stocks of companies with earnings or gross sales that indicate the potential for above-average growth.

     The number of participants' accounts in each of the funds at December 31, 1997 and 1996 is as follows:

                                             1997       1996
                                             ----       ----
                         Fund A              2,957      3,551
                         Fund B              4,180      6,020
                         Fund C              2,172      2,454
                         Fund D              3,136      3,824
                         Fund E              1,821      2,048
                         Fund F              1,458      1,734
                         Fund G                282        348
                         Fund H                169        233
                         Fund I                 97         96
                         Fund J                 58        N/A
                         Fund K                156        N/A
                         Fund L                 98        N/A
                         Fund M                124        N/A

     The following schedules summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1997 and 1996.

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997

Assets                                    FUND A      FUND B      FUND C       FUND D      FUND E      FUND F    FUND G    FUND H
                                       -------------------------------------------------------------------------------------------
Investments:
  Short-term money market instruments  $         -   4,801,205           -            -           -          -         -         -
  Investment contracts,
    at contract value                            -  37,736,421           -            -           -          -         -         -
  Pooled investment funds                        -              16,117,961   29,345,351  10,664,928  5,703,196   705,618   379,591
  Ryder System, Inc. Common Stock       12,480,570           -           -            -           -          -         -         -
  Participant loans receivable                   -           -           -            -           -          -         -         -
                                       -------------------------------------------------------------------------------------------
      Total investments                 12,480,570  42,537,626  16,117,961   29,345,351  10,664,928  5,703,196   705,618   379,591
Contributions receivable and other          16,974      73,577      20,290       42,056      17,965     12,121     2,639     1,516
                                       -------------------------------------------------------------------------------------------
      Total assets                      12,497,544  42,611,203  16,138,251   29,387,407  10,682,893  5,715,317   708,257   381,107

Other liabilities                            1,013       6,079       1,226        2,401         819        480        63        38
                                       -------------------------------------------------------------------------------------------
Net assets available for plan benefits $12,496,531  42,605,124  16,137,025   29,385,006  10,682,074  5,714,837   708,194   381,069
                                       ===========================================================================================
Participant units outstanding            1,246,810  42,537,626     307,536    1,540,438     228,714    353,577    38,183    20,686
                                       ===========================================================================================
Participant unit value                 $     10.02        1.00       52.47        19.08       46.70      16.16     18.55     18.42
                                       ===========================================================================================


Assets                                 FUND I    FUND J   FUND K    FUND L    FUND M      LOANS       TOTAL
                                       -----------------------------------------------------------------------
Investments:
  Short-term money market instruments  $     -        -         -         -         -           -    4,801,205
  Investment contracts,
    at contract value                        -        -         -         -         -           -   37,736,421
  Pooled investment funds              207,491   47,147   537,567   183,656   217,553           -   64,110,059
  Ryder System, Inc. Common Stock            -        -         -         -         -           -   12,480,570
  Participant loans receivable               -        -         -         -         -   9,969,129    9,969,129
                                       -----------------------------------------------------------------------
      Total investments                207,491   47,147   537,567   183,656   217,553   9,969,129  129,097,384
Contributions receivable and other         962      187       655       515       368     (57,903)     131,922
                                       -----------------------------------------------------------------------
      Total assets                     208,453   47,334   538,222   184,171   217,921   9,911,226  129,229,306

Other liabilities                           23        2        12         1         1           -       12,158
                                       -----------------------------------------------------------------------
Net assets available for plan benefits 208,430   47,332   538,210   184,170   217,920   9,911,226  129,217,148
                                       =======================================================================
Participant units outstanding           17,035    4,369    15,368     7,733     5,022
                                       ===============================================
Participant unit value                   12.24    10.83     35.02     23.82     43.39
                                       ===============================================

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1996

Assets                                       FUND A      FUND B       FUND C      FUND D      FUND E     FUND F    FUND G   FUND H
                                          -----------------------------------------------------------------------------------------
Investments:
  Short-term money market instruments     $   231,729   6,070,268            -           -          -          -        -         -
  Investment contracts, at
    contract value                                  -  39,399,528            -           -          -          -        -         -
  Pooled investment funds                                       -   12,723,900  28,154,846  8,917,835  5,622,209  514,848   292,821
  Ryder System, Inc. Common Stock          12,315,811           -            -           -          -          -        -         -
  Participant loans receivable                      -           -            -           -          -          -        -         -
                                          -----------------------------------------------------------------------------------------
      Total investments                    12,547,540  45,469,796   12,723,900  28,154,846  8,917,835  5,622,209  514,848   292,821
Dividends and interest receivable                 934     244,015       40,784           -         48          -        -         -
Contributions receivable and other             78,090     181,968       82,619     131,431     73,969     53,511   11,784     7,620
Interfund transfers receivable (payable)       43,172     197,991       56,380      (2,980)    11,765     12,265    1,264       719
                                          -----------------------------------------------------------------------------------------
      Total assets                         12,669,736  46,093,770   12,903,683  28,283,297  9,003,617  5,687,985  527,896   301,160

Other liabilities                              67,692      34,945       46,238      35,042      9,789     10,288      148       121
                                          -----------------------------------------------------------------------------------------
Net assets available for plan benefits    $12,602,044  46,058,825   12,857,445  28,248,255  8,993,828  5,677,697  527,748   301,039
                                          =========================================================================================
Participant units outstanding                 136,127   3,953,208      268,756     442,042     98,572     86,578    5,226     3,180
                                          =========================================================================================
Participant unit value                    $     92.58       11.65        47.84       63.90      91.24      65.58   100.98     94.65
                                          =========================================================================================


Assets                                     FUND I      LOANS        TOTAL
                                          ---------------------------------
Investments:
  Short-term money market instruments           -            -    6,301,997
  Investment contracts, at
    contract value                              -            -   39,399,528
  Pooled investment funds                 119,603            -   56,346,062
  Ryder System, Inc. Common Stock               -            -   12,315,811
  Participant loans receivable                  -    9,520,303    9,520,303
                                          ---------------------------------
      Total investments                   119,603    9,520,303  123,883,701
Dividends and interest receivable               -            -      285,781
Contributions receivable and other          4,233            -      625,225
Interfund transfers receivable (payable)      176     (320,752)           -
                                          ---------------------------------
      Total assets                        124,012    9,199,551  124,794,707

Other liabilities                               2        1,080      205,345
                                          ---------------------------------
Net assets available for plan benefits    124,010    9,198,471  124,589,362
                                          =================================
Participant units outstanding               1,371
                                          ========
Participant unit value                      90.45
                                          ========

               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                FUND A        FUND B      FUND C      FUND D       FUND E      FUND F    FUND G
                                            -----------------------------------------------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation) in value
    of investments                          $  2,126,477            -   2,887,139   4,718,038    1,302,883    315,883    48,438
  Dividends                                      125,637            -     703,239   1,741,482      876,911    204,145    71,656
  Interest                                         4,241    2,730,396         (79)      2,798        2,598      1,213        93
                                            -----------------------------------------------------------------------------------
    Net investment income                      2,256,355    2,730,396   3,590,299   6,462,318    2,182,392    521,241   120,187
                                            -----------------------------------------------------------------------------------
Contributions:
  Employer contributions                         199,692    1,082,625     212,249     450,885      195,195    130,973    40,632
  Employee contributions                         716,703    3,052,395     848,608   1,805,939      815,684    545,040   146,668
                                            -----------------------------------------------------------------------------------
    Total contributions                          916,395    4,135,020   1,060,857   2,256,824    1,010,879    676,013   187,300
                                            -----------------------------------------------------------------------------------
Participant loan repayments                      346,980    1,517,122     422,003     817,978      312,672    214,910    20,708
                                            -----------------------------------------------------------------------------------
    Total additions                            3,519,730    8,382,538   5,073,159   9,537,120    3,505,943  1,412,164   328,195
                                            -----------------------------------------------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants and other   1,812,957    7,228,883   1,443,754   3,915,276    1,197,043    737,436    60,605
Transfers to other plans                         628,080    1,348,144     589,636   1,936,246      642,962    416,950   130,307
Plan fees and expenses                            16,773      135,987      21,699      40,047       12,558      7,106     1,143
Loans to participants                            700,075    2,112,039     726,672   1,325,835      430,959    268,052    48,911
Interfund transfers                              467,358    1,011,186    (988,182)  1,182,965     (465,825)   (54,520)  (93,217)
                                            -----------------------------------------------------------------------------------
    Total deductions                           3,625,243   11,836,239   1,793,579   8,400,369    1,817,697  1,375,024   147,749
                                            -----------------------------------------------------------------------------------
    Net increase (decrease)                     (105,513)  (3,453,701)  3,279,580   1,136,751    1,688,246     37,140   180,446

Net assets available for plan benefits:
  Beginning of year                           12,602,044   46,058,825  12,857,445  28,248,255    8,993,828  5,677,697   527,748
                                            -----------------------------------------------------------------------------------
  End of year                               $ 12,496,531   42,605,124  16,137,025  29,385,006   10,682,074  5,714,837   708,194
                                            ===================================================================================

                                             FUND H    FUND I    FUND J     FUND K     FUND L    FUND M   LOAN FUND     TOTAL
                                            ------------------------------------------------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation) in value
    of investments                           32,259     9,311       731     17,121    (32,761)  (19,899)          -   11,405,620
  Dividends                                  27,812     8,592       860      5,134     31,161    18,779           -    3,815,408
  Interest                                       78        19        12         67         97        60     596,574    3,338,167
                                            ------------------------------------------------------------------------------------
    Net investment income                    60,149    17,922     1,603     22,322     (1,503)   (1,060)    596,574   18,559,195
                                            ------------------------------------------------------------------------------------
Contributions:
  Employer contributions                     25,102    14,844     1,415      4,908      2,659     4,798           -    2,365,977
  Employee contributions                     86,670    53,849    11,610     35,313     18,723    19,895           -    8,157,097
                                            ------------------------------------------------------------------------------------
    Total contributions                     111,772    68,693    13,025     40,221     21,382    24,693           -   10,523,074
                                            ------------------------------------------------------------------------------------
Participant loan repayments                   8,499     7,454       967      8,964     16,592     5,004  (3,699,853)           -
                                            ------------------------------------------------------------------------------------
    Total additions                         180,420    94,069    15,595     71,507     36,471    28,637  (3,103,279)  29,082,269
                                            ------------------------------------------------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants
  and other                                  20,203    14,321       156          -        466    10,884   1,384,798   17,826,782
Transfers to other plans                    132,144    36,250     2,009     39,712     16,697     1,678     469,961    6,390,776
Plan fees and expenses                          671       510        48        330         37        16           -      236,925
Loans to participants                        16,587    20,445     2,000     15,019      3,633       566  (5,670,793)           -
Interfund transfers                         (69,215)  (61,877)  (35,950)  (521,764)  (168,532) (202,427)          -            -
                                            ------------------------------------------------------------------------------------
    Total deductions                        100,390     9,649   (31,737)  (466,703)  (147,699) (189,283) (3,816,034)  24,454,483
                                            ------------------------------------------------------------------------------------
    Net increase (decrease)                  80,030    84,420    47,332    538,210    184,170   217,920     712,755    4,627,786

Net assets available for plan benefits:
  Beginning of year                         301,039   124,010         -          -          -         -   9,198,471  124,589,362
                                            ------------------------------------------------------------------------------------
  End of year                               381,069   208,430    47,332    538,210    184,170   217,920   9,911,226  129,217,148
                                            ====================================================================================

               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                FUND A      FUND B      FUND C      FUND D      FUND E     FUND F     FUND G
                                             -------------------------------------------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation in value of investments   $ 1,344,552           -     851,754   1,253,706    632,400    582,193    41,807
  Dividends                                      246,822           -   1,241,269   1,711,694    836,487    227,725      (405)
  Interest                                        11,124   2,735,032           -           -          -          -         -
                                             -------------------------------------------------------------------------------
    Net investment income                      1,602,498   2,735,032   2,093,023   2,965,400  1,468,887    809,918    41,402
                                             -------------------------------------------------------------------------------
Contributions:
  Employer contributions                         332,315   1,382,318     328,148     722,763    288,398    218,087    64,346
  Employee contributions                       1,213,141   4,458,701   1,164,727   2,642,856  1,065,582    763,933   217,650
                                             -------------------------------------------------------------------------------
    Total contributions                        1,545,456   5,841,019   1,492,875   3,365,619  1,353,980    982,020   281,996
                                             -------------------------------------------------------------------------------
Plan merger                                            -   1,037,975           -           -          -          -         -

Participant loan repayments                      321,366   1,748,274     412,533     806,554    299,842    206,167    19,429
                                             -------------------------------------------------------------------------------
    Total additions                            3,469,320  11,362,300   3,998,431   7,137,573  3,122,709  1,998,105   342,827
                                             -------------------------------------------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants and other     833,492   3,146,724     644,631   1,289,641    460,897    331,634    45,089
Transfers to other plans                         304,065   1,500,646     226,904     863,256    272,729    227,907    15,220
Plan fees and expenses                            25,954     121,533      18,209      27,938      8,512      5,831       670
Loans to participants                            465,036   2,332,974     605,824   1,332,815    412,683    259,339    27,353
Interfund transfers                               40,599   1,258,337     137,871    (984,374)  (218,747)   (13,314)  (88,667)
                                             -------------------------------------------------------------------------------
    Total deductions                           1,669,146   8,360,214   1,633,439   2,529,276    936,074    811,397      (335)
                                             -------------------------------------------------------------------------------
    Net increase                               1,800,174   3,002,086   2,364,992   4,608,297  2,186,635  1,186,708   343,162

Net assets available for plan benefits:
  Beginning of year                           10,801,870  43,056,739  10,492,453  23,639,958  6,807,193  4,490,989   184,586
                                             -------------------------------------------------------------------------------
  End of year                                $12,602,044  46,058,825  12,857,445  28,248,255  8,993,828  5,677,697   527,748
                                             ===============================================================================
                                              FUND H   FUND I    LOAN FUND      TOTAL
                                             ------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation in value of investments    22,028     8,801           -    4,737,241
  Dividends                                        -         -           -    4,263,592
  Interest                                       413       729     597,818    3,345,116
                                             ------------------------------------------
    Net investment income                     22,441     9,530     597,818   12,345,949
                                             ------------------------------------------
Contributions:
  Employer contributions                      51,438    16,051           -    3,403,864
  Employee contributions                     123,025    60,266           -   11,709,881
                                             ------------------------------------------
    Total contributions                      174,463    76,317           -   15,113,745
                                             ------------------------------------------
Plan merger                                        -         -           -    1,037,975

Participant loan repayments                    9,536     3,237  (3,826,938)           -
                                             ------------------------------------------
    Total additions                          206,440    89,084  (3,229,120)  28,497,669
                                             ------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants
  and other                                   14,010    81,531     591,855    7,439,504
Transfers to other plans                      55,601       (87)    354,994    3,821,235
Plan fees and expenses                           465       133           -      209,245
Loans to participants                          9,162     5,223  (5,450,409)           -
Interfund transfers                          (40,692)  (91,013)          -            -
                                             ------------------------------------------
    Total deductions                          38,546    (4,213) (4,503,560)  11,469,984
                                             ------------------------------------------
    Net increase                             167,894    93,297   1,274,440   17,027,685

Net assets available for plan benefits:
  Beginning of year                          133,145    30,713   7,924,031  107,561,677
                                             ------------------------------------------
  End of year                                301,039   124,010   9,198,471  124,589,362
                                             ==========================================

5.   TRANSFERS TO OTHER PLANS

     The Company also sponsors the Ryder System, Inc. Employee Savings Plan B ("Plan B") for salaried employees. Account balances of non-salaried employees in the Plan, who are subsequently promoted to a salaried position, are, in turn, transferred to Plan B. Transfers to Plan B for 1997 and 1996 amounted to $2,138,084 and $3,821,235, respectively.

     Due to the sale of the Company's automotive carrier and consumer truck rental businesses, as well as the out-sourcing of various information technology functions, plan assets of $4,252,692 were transferred from the Plan to other plans, respectively.

6.   PLAN MERGER

     On October 1, 1996, the Managed Logistics Systems 401(k) Plan was merged with the Plan and assets of $1,037,975 were transferred into the Plan.

7.   RELATED PARTY TRANSACTIONS

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities.

     Certain Plan investments are/were shares of mutual funds managed by Fidelity Management Company or State Street Bank. These fund managers are/were affiliated with the Plan's current/former trustee and, therefore, these transactions qualify as party-in-interest.

8.   PLAN TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

 9.  TAX STATUS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 26, 1996.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

10.  PLAN FEES AND EXPENSES

     Generally, Plan fees and expenses are paid by the participants. At its discretion, the Company may elect to pay some administrative and marketing expenses.

                                 EXHIBIT INDEX


EXHIBIT                 DESCRIPTION
-------                 -----------

23.1           Independent Auditors' Consent
99.1           Item 27A - Schedule of Assets Held for
                 Investment Purposes - December 31, 1997
99.2           Item 27d - Schedule of Reportable Transactions
                 December 31, 1997